================================================================================
This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, and is subject to completion or amendment.
================================================================================


                    Subject to Completion dated April 9, 1999



Prospectus Supplement
(To Prospectus dated April 8, 1999)

EARTHGRAINS(R)

[GRAPHIC OMITTED]

$150,000,000

       % Notes due               , 2009

Issue price:       %


Interest payable        and


The Notes will mature on ______________, 2009. Interest will accrue from ________________, 1999. We will not have the right to redeem the Notes prior to their scheduled maturity. We will issue the Notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

----------------------------------------------------------------------------
                  Price to           Discounts and      Proceeds to
                  Public             Commissions        Earthgrains
----------------------------------------------------------------------------
Per Note                    %                  %                 %
----------------------------------------------------------------------------
Total             $                  $                  $
----------------------------------------------------------------------------

We do not intend to apply for listing of the Notes on any national securities exchange. Currently, there is no public market for the Notes.

We expect that delivery of the Notes will be made to investors on or about ___________, 1999.

J.P. Morgan & Co.
             Banc One Capital Markets, Inc.
                           Chase Securities Inc.
                                      NationsBanc Montgomery Securities LLC
                                                     Warburg Dillon Read LLC

April   , 1999

     You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                TABLE OF CONTENTS

                              Prospectus Supplement

     The Earthgrains Company............................................S-3
     Recent Developments................................................S-7
     Selected Financial Information.....................................S-8
     Capitalization.....................................................S-10
     Use of Proceeds....................................................S-10
     Management's Discussion and Analysis of Results
       of Operations and Financial Condition............................S-11
        40 Weeks Ended January 5, 1999..................................S-11
        Fiscal Year Ended March 31, 1998................................S-12
     The Notes..........................................................S-17
     Underwriting.......................................................S-18
     Legal Counsel......................................................S-18

                                   Prospectus


     Table of Contents ................................................. 2
     Where You Can Find More Information ............................... 2
     Risk Factors ...................................................... 3
     Information About Earthgrains ..................................... 5
     Use of Proceeds.................................................... 6
     The Debt Securities ............................................... 6
     Book-Entry Debt Securities......................................... 11
     Ratio of Earnings to Fixed Charges ................................ 12
     Stock Split ....................................................... 12
     Plan of Distribution .............................................. 13
     Legal Opinion ..................................................... 13
     Experts ........................................................... 13

                             THE EARTHGRAINS COMPANY

Earthgrains Overview

     Earthgrains is an international manufacturer, distributor and consumer marketer of packaged fresh bread and baked goods and refrigerated dough products.

     Our origins date back to 1925 when we began operations with one bakery. Anheuser-Busch Companies, Inc. acquired Earthgrains (then a publicly-traded company named Campbell Taggart, Inc.) in 1982. We again became an independent, publicly-traded company on March 26, 1996, when Anheuser-Busch distributed 100% of the shares of Earthgrains to its shareholders in a spin-off. Earthgrains common stock is listed and traded on the New York Stock Exchange under the symbol "EGR".

     Our operations are divided into two principal businesses: Bakery Products and Refrigerated Dough Products. Our Bakery Products business manufactures and distributes fresh-baked goods such as baked breads, buns, rolls, bagels, cookies, snack cakes and other sweet goods in the United States and fresh-baked sliced bread, buns, rolls and snack cakes in Spain and Portugal. Our Refrigerated Dough Products business manufactures many different refrigerated dough products in the United States, including biscuits, dinner rolls, sweet rolls, danishes, cookie dough, cookies, crescent rolls, breadsticks, cinnamon rolls, pizza crust and pie crusts, as well as shelf-stable toaster pastries. Our Refrigerated Dough Products business also sells refrigerated dough products in Europe, primarily in France and Germany, and makes packaged rolled dough, which is used to prepare foods such as quiches, tarts and pies.

Bakery Products

     Overview

     We are one of the largest packaged bread and baked goods producers in the United States, one of the largest packaged branded fresh-baked sliced bread, buns and rolls producers in Spain and one of the largest packaged branded fresh-baked sliced bread producers in Portugal. Based on independent market data, for the 52-week period ended February 14, 1999, we were the overall dollar market share leader in the United States in supermarket sales for branded packaged fresh-baked bread, buns and rolls (excluding licensed brands) in the geographic markets in which we operate, with a dollar market share of approximately 17.3%. Our nearest competitor had a dollar market share of 11.9% for these same products in the same market areas for the comparable period. Also, based on independent market data, we believe that our European baking subsidiary is the dollar market share leader in supermarket sales of branded packaged fresh-baked bread, buns and rolls in Spain, and is second in dollar market share for branded packaged fresh-baked sliced bread in Portugal.

     United States Operations

     Our Bakery Products business operates 43 bakeries in the United States. Of those bakeries, 39 distribute products throughout the south, southeast, southwest and midwest United States, and in northern and central California, through approximately 3,300 company-owned direct-store delivery routes covering approximately 40% of the United States population. The markets served are organized into seven regions which include these 39 bakeries and 21 sales zones. Our other four bakeries make products including hearth breads, shelf-stable bagels, croissants, breadsticks, frozen dough products and snack cakes which are distributed through our company-owned route system or sold directly to major food-service customers.

     In the United States, our Bakery Products business sells branded baked goods in the popular, premium and superpremium categories, including white and wheat breads, buns and rolls, specialty hearth-baked breads and rolls, shelf-stable bagels and snack cakes.

     Our primary company brands are:

     o Popular Category: We manufacture popular white breads, buns and rolls under the Colonial(TM), Rainbo(R), IronKids(R), Heiner's(TM), Kern's(TM), Waldensian Heritage(R) and Bost's(R) brand names; and snack cakes under the Break Cake(TM) brand.

     o Premium Category: We market premium wheat and soft variety breads under the Grant's Farm(R), Smith's(TM) and Country Recipe(R) brand names.

     o Superpremium Category: We sell specialty breads, bagels and other bakery products under the Earth Grains(R), San Luis Sourdough(R) and Cooper's Mill(R) brand names.

     We also sell products in the United States under the licensed brands Sunbeam(R), Roman Meal(R), Country Hearth(R) and Sun Maid(R). Branded sales (including licensed brands) for the Bakery Products business represented approximately 80.4% of our net sales in the United States during the fiscal quarter ended January 5, 1999. We also manufacture similar fresh-baked goods under store brands (private label) for certain major retail customers.

     Our operational strategy for our Bakery Products business in the United States involves a number of different components. We intend to improve category growth and service through brand development, new products and customer partnering. We also intend to create a competitive advantage through investments in technology that relate to category management, scan-based trading and new hand-held computers for route salesmen. Scan-based trading allows us to deliver products to our customers without check-in at the customer stores and with expanded delivery time windows. The retailer pays us based on when our products are sold to consumers at the point of sale. We believe that this improves route productivity and fleet utilization due to the elimination of product check-in and widening of delivery time windows, and also allows for improved customer service by allowing more time for product merchandising activities at customers' retail stores.

     We will also continue to capitalize on opportunities to produce further cost reductions and to improve service to customers. In this regard, our areas of focus include:

     o    reducing the amounts of stale products;

     o controlling overuse of ingredients and raw materials in our production process;

     o continuing to manage controllable manufacturing expenses and directing capital expenditures to lower operating costs;

     o    improving  the   productivity   of  our  selling,   distribution   and
          administrative activities;

     o    implementing   integrated  SAP  business   applications   software  to
          reorganize and centralize certain financial functions and to reduce administrative expenses.

     Furthermore, we intend to integrate businesses which we acquire to achieve synergies and improve our competitiveness while offering improved products and services to customers and consumers.

     European Operations

     Our European baking subsidiary, Bimbo S.A., which is headquartered in Barcelona, Spain, was founded in 1964. Earthgrains acquired Bimbo in 1971. Bimbo introduced American-style sliced bread in Spain, and as noted above, is a market leader in Spain in supermarket sales of packaged branded fresh-baked sliced bread, buns and rolls and is ranked second in Portugal in supermarket sales of packaged branded fresh-baked sliced bread. Bimbo also makes snack cakes and other fresh-baked sweet goods. Approximately 90% of Bimbo's sales come from branded products, consisting primarily of Bimbo(R) brand white breads and Silueta(R) brand wheat breads. The March 1999 acquisition of the Reposteria Martinez Group in Spain, described under "Recent Developments" on page S-7, makes Bimbo the branded market share leader in Spain in the packaged fresh-baked sweet goods segments of cake and morning goods.

     Including the two bakeries acquired from Reposteria Martinez, Bimbo operates ten bakeries in Spain and completed construction in 1998 of a bakery in Portugal which is now operational. It markets and distributes branded products through direct-store delivery routes in Spain and in Portugal. Bimbo also operates a separate store-brand (private label) bread and bun business through a subsidiary in Spain.

     Bimbo is embarking on several improvement initiatives, including development of new products, reorganization of distribution operations, implementation of information technology, enhancing customer partnering efforts, and taking advantage of consolidation opportunities in other packaged fresh-baked products. During 1998, Bimbo introduced a line of brioche products under the Madame Brioche(R) brand and has launched a product line of fresh-baked sliced bread targeted to adults under the Semilla de Oro(R) label. In addition, our Bakery Products business is reorganizing and restructuring its sales and distribution system in Spain to adapt to the consolidating retail environment and to improve cost-effectiveness. Bimbo is also implementing SAP business application software to reorganize and centralize certain financial functions and to reduce administrative costs. SAP will also complement the existing information system to improve the quality and availability of data for better decision making.

Refrigerated Dough Products

     Overview

     Our Refrigerated Dough Products business is one of only two manufacturers of canned refrigerated dough in the United States and the only manufacturer of canned refrigerated dough in Europe. In addition, we are the only manufacturer of store-brand (private label) canned refrigerated dough, and we also produce store-brand toaster pastries. Based on independent market data, we believe that our dollar market share of supermarket sales for canned refrigerated dough products in the United States geographic markets in which we serve was approximately 14.1% in the 52-weeks ended February 14, 1999.

     United States Operations

     In the United States, we manufacture refrigerated dough products at our Forest Park, Georgia and Carrollton, Texas plants. We manufacture many different refrigerated and frozen dough products in the United States, including biscuits, dinner rolls, sweet rolls, danishes, cookie dough, cookies, crescent rolls, breadsticks, cinnamon rolls, pizza crust and pie crusts. We sell these products under many different store brands throughout the United States. We also sell these products under our Merico(R) and Sun Maid(R) brand names. We distribute these products throughout the United States, primarily through direct sales to large retail grocery chains and grocery wholesalers. We are continuing to direct re-engineering efforts and investments in information technology and capital to improve efficiencies and customer service levels. We expect these investments to reduce downtime, overuse and to enhance product and service quality. Our Refrigerated Dough Products business is integrating SAP business application software into its sales, production planning, distribution and administration in the United States. In addition, we are directing our new product development and other efforts to shift the mix to more value-added products.

     European Operations

     EuroDough, S.A.R.L., our French subsidiary, operates three refrigerated dough plants and sells canned refrigerated dough products primarily in France and Germany. EuroDough also makes packaged refrigerated rolled dough, which is used to prepare foods such as quiches, tarts and pies. It sells its products through contract-packaging arrangements with major international food companies. In France, we sell canned dough and rolled dough under various store brands as well as our CroustiPate(R) and HappyRoll(R) brands.

     In July 1998, EuroDough acquired Societe De Concept en Produits Agro-Alimentaires, S.A., which owns Chevalier Servant, S.A., a French manufacturer of refrigerated and frozen rolled and block dough. The operational plan of our Refrigerated Dough Products business in Europe will be to complete the integration of this acquisition, to focus on partnering with key customers to develop store-brand (private label) refrigerated dough products.

Business Initiatives

     Each of our businesses (Bakery Products and Refrigerated Dough Products) has several initiatives directed at revenue growth and cost reduction. The following are some of those initiatives.

     Revenue Growth:

     o Acquisitions and certain capital expenditures are helping to increase our revenue base and to build incremental capacity, as in the case of our new Portugal bakery completed in 1998.

     o We have entered into supply agreements with several retail customers to manufacture their store-brand products while expanding the shelf space allocated to our branded products.

     o We have made technology investments which are directed at increasing our revenues through better category management and improved customer service.

     o We have focused our marketing programs on enhancing our product mix, introducing new products and attaining preferred supplier status with our customers through cooperative programs and through technology investments.

     Cost Reduction:

     o Ongoing changes in our organization and operations are providing significant cost savings. Earthgrains began its restructuring program in 1993. The initial restructuring program and subsequent initiatives have included the divestiture of two non-core businesses, the sale and/or swap of four bakeries, the closing of 19 manufacturing facilities and the centralization of administrative transaction processing activities using SAP business application software. These cost reduction initiatives have allowed us to increase efficiencies and improve the profitability of our businesses.

     o    We  have  made  acquisitions  which  have  offered  opportunities  for
          consolidation   of  capacity,   which  have   reduced   manufacturing,
          distribution and administrative costs.

     o We have made capital investments which have been designed to increase efficiency and reduce operating costs.

     In addition to savings in raw material costs, these initiatives have been important contributors to improvements in our profitability and operating cash flow, as a result of enhanced manufacturing, distribution and administration efficiencies and the synergies and incremental sales volume from acquisitions.

Acquisitions and Strategic Alliances

     The packaged fresh-baked goods industry has been characterized by regional and fragmented industry ownership. In the past, several large bakery companies have been held by publicly-owned companies with diversified businesses, for which fresh-baked goods was not their most important business, or by privately-held companies which were not subject to the discipline of the public capital markets. Also, some major grocery retailers operated captive bakeries to produce their store-brand packaged fresh-baked products. These factors contributed to industry over-capacity. Since the mid-1990s, plant closings resulting from acquisitions and restructuring programs by Earthgrains and others, as well as decisions by certain major retailers to close their captive bakeries and enter into long-term arrangements with suppliers, have resulted in significant consolidation in the industry. We anticipate further industry consolidation in the United States packaged fresh-baked goods industry.

     Consistent with this industry consolidation trend, we have made several acquisitions and entered into several significant supply agreements in the United States and Europe since we became an independent company in 1996, including:

o April 1996:      Supply Agreement with Jitney-Jungle Stores of America, Inc.
                   (Mississippi)

o April 1996:      Earthgrains and Interstate Bakeries Corporation exchange of assets in Roanoke, Virginia and Dallas, Texas

o November 1996:   Acquisition of Heiner's Bakery, Inc. (West Virginia)

o July 1997:       Acquisition of H & L Bagel Company, Inc. (New Mexico)

o January 1998:    Acquisition of CooperSmith, Inc. (Southeast U.S.)

o March 1998:      Acquisition of San Luis Sourdough, Inc. (California)

o July 1998:       Supply agreement with The Kroger Co. (Texas) and closing of
                   Kroger Bakery in Houston, Texas

o August 1998:     Acquisition of Chevalier Servant, S.A. (France)

o August 1998:     Acquisition of two bakeries from Southern Bakeries. Inc.
                   (Southeast U.S.)

o September 1998:  Supply agreement with Lucky's Stores Inc. (California) and closing of Lucky's San Leandro, California bakery

o October 1998:    Earthgrains and Interstate Bakeries Corporation exchange of bakeries in New Bedford, Massachusetts and Grand Junction,
                   Colorado

o March 1999       Acquisition of the Reposteria Martinez  Group (Spain)

     Acquisitions and strategic alliances have been an important part of our business strategy, and we continue to seek attractive acquisition opportunities within the packaged fresh-baked goods and packaged refrigerated and frozen dough products businesses, primarily in the United States and Europe, where we already have operations and a management organization. Acquisition candidates must satisfy our strategic objectives relating to geographic expansion, ability to consolidate with our existing operations, partnering with retailers through supply agreements, or diversification into related fresh-baked and refrigerated dough product segments. Acquisitions provide opportunities to increase our profit margins by taking advantage of Earthgrains' manufacturing and distribution efficiencies, information technology, brands and marketing.

                               RECENT DEVELOPMENTS

     On March 25, 1999, we acquired the Reposteria Martinez Group of Spain, a privately-held producer of fresh-baked sweet goods. Reposteria Martinez, which had sales of approximately $80 million in 1998, operates production facilities and distributes fresh-baked sweet goods including morning goods and snack cake products under the Martinez(R) brand across Spain and in parts of Portugal and France. Morning goods include sweet buns, cupcakes and croissants.

     We believe that this acquisition will allow us to increase our manufacturing efficiency, and the resulting realignment of our sales and distribution efforts for bread and sweet goods will improve our customer service and partnering with our customers. With this acquisition, our Bimbo subsidiary will become the branded market leader in the retail sweet-good segments of cake and morning goods in its market areas.

     We will be taking a one-time pre-tax restructuring charge of approximately $20 million in the fiscal quarter ended March 30, 1999. This charge includes the costs associated with reallocating production to the most efficient plants, sales and distribution organizations and the costs associated with integrating corporate functions. We do not plan to close any bakeries of Bimbo or Reposteria Martinez as a result of the acquisition. We expect that this transaction will add to our earnings after approximately 12 months.


                         SELECTED FINANCIAL INFORMATION



                                                             (In millions, except per share information and ratios)
                                                                                                          For the year
                                                         For the forty weeks        For the years ended       ended
                                                             ended and at                 and at            March 26,
                                                        January 5,    December    March 31,   March 25,       1996
                                                           1999       30, 1997       1998        1997    (pro forma)(1)
                                                       -----------------------------------------------------------------
Income Statement Data:
  Net sales ...........................................  $ 1,484.6    $ 1,274.6    $ 1,719.0   $ 1,662.6    $ 1,660.5
  Cost of products sold ...............................      842.0        729.0        981.6       988.8      1,040.9
  Gross profit ........................................      642.6        545.6        737.4       673.8        619.6
  Marketing, distribution and administrative                 561.5        493.1        670.2       633.5        652.4
    expenses ..........................................
  Provision for restructuring and consolidation, net ..        8.4         --           --          12.7          3.0
  Operating income (loss) .............................       72.7         52.5         67.2        27.6        (35.8)
  Other income and expenses:
    Interest (expense) ................................      (15.1)        (4.6)        (8.2)       (6.3)        (7.0)
    Other income, net .................................        5.1          1.9          3.0         1.4          3.8
  Income (loss) before income taxes  ..................       62.7         49.8         62.0        22.7        (39.0)
  Provision (benefit) for income taxes ................       24.8         19.5         24.2         6.5         (9.1)
  Cumulative effect of change in accounting
    principle, net of tax .............................       --            1.8          1.8         --            --
  Net income (loss) ...................................       37.9         28.5         36.0        16.2        (29.9)
Common Stock Data:
  Earnings (loss) per diluted share: (2)(3)(4)                0.89         0.67         0.85        0.39        (0.73)
  Cash dividends per diluted share (2) ................      0.105        0.061        0.085       0.036         N.M.
  Diluted weighted average shares outstanding (2)(3) ..       42.8         42.3         42.5        41.3         40.8
Balance Sheet Data:
  Cash and cash equivalents ...........................       61.5         46.6         43.7        43.1         N.A.
  Noncash working capital .............................                                                          N.A.
  Total assets ........................................    1,495.0      1,140.8      1,394.3     1,172.1         N.A.
  Short-term debt .....................................        0.5          0.9          0.9        --           N.A.
  Long-term debt ......................................      295.2         66.2        266.7       103.0         N.A.
  Shareholders' equity ................................      652.5        604.9        606.6       582.4         N.A.
Cash Flow Data:
  Net cash flow from operations                               98.5         86.7        125.9       101.8         N.A.
  Net cash used by investing activities                      (99.8)       (40.7)      (278.4)     (105.2)        N.A.
  Net cash provided by (used by) financing activities         19.1        (42.5)       153.1         7.6         N.A.
Other Data:
  Depreciation and amortization .......................       76.7         62.9         84.6        84.5         81.1
  Capital expenditures ................................       57.2         41.8         79.6        71.2        116.3
  Operating margin (5)(6) .............................       4.9%         4.1%         3.9%        1.7%       (2.2)%
  EBITDA (7) ..........................................      162.9        117.3        154.8       126.2         67.5
  EBITDA margin (7)(8) ................................      11.0%         9.2%         9.0%        7.6%         4.1%
  Ratio of EBITDA to interest expense (7) .............      10.8x        25.5x        18.9x       20.0x         9.6x
  Ratio of earnings to fixed charges (9)(10) ..........       4.3x         7.4x         5.9x        3.1x         (11)

----------------------------------------

(1) Earthgrains was a wholly-owned subsidiary of Anheuser-Busch Companies, Inc. until March 26, 1996 when it was spun off and became an independent, publicly traded company. The unaudited pro forma financial information for the year ended March 26, 1996 includes several pro forma adjustments. The resulting unaudited pro forma information is not necessarily indicative of results that would have occurred if Earthgrains had been an independent company during 1996.

(2) Adjusted to reflect the two-for-one stock splits effective July 28, 1997 and July 20, 1998.

(3) Earnings per share for the year ended March 26, 1996 was computed using the weighted average shares of Anheuser-Busch common stock outstanding during the period adjusted to a 1-to-25 distribution ratio.

(4) Includes certain non-recurring items. Fiscal 1999 amounts include an $8.4 million pre-tax provision for restructuring for the forty weeks ended January 5, 1999; fiscal 1998 amounts include the $1.8 million after-tax charge due to a change in accounting principle; fiscal 1997 amounts include the $12.7 million pre-tax restructuring provision and $5.3 million in Spanish tax incentives and credits; fiscal 1996 amounts include a $3.0 million pre-tax provision for restructuring, a $7.8 million pre-tax charge for the Spanish work force reduction program and a $7.6 million pre-tax charge for a legal settlement and other non-recurring costs. If these non-recurring items were excluded, earnings per diluted share would be $1.01 for the forty weeks ended January 5, 1999, $0.71 for the forty weeks ended December 30, 1997, $0.89 for the year ended March 31, 1998, $0.47 for the year ended March 25, 1997, and a $0.45 pro forma loss for the year ended March 26, 1996.

(5)  Ratio of operating income to net sales.

(6) Includes certain non-recurring items. Fiscal 1999 amounts include an $8.4 million pre-tax provision for restructuring for the forty weeks ended January 5, 1999; fiscal 1997 amounts include a $12.7 million pre-tax provision for restructuring; fiscal 1996 amounts include a $3.0 million pre-tax provision for restructuring, $7.8 million pre-tax charge for the Spanish work force reduction program and a $7.6 million pre-tax charge for a legal settlement and other non-recurring costs. If these non-recurring items were excluded, operating margin would be 5.5% for the forty weeks ended January 5, 1999, 2.4% for the year ended March 25, 1997 and (1.0)% pro forma for the year ended March 26, 1996. Fiscal 1999, 1998, 1997 and
     1996 amounts all include pre-tax $11.6 million in annual goodwill amortization and depreciation on the asset write-up related to purchase accounting for the acquisition of Earthgrains by Anheuser-Busch Companies, Inc.
     in 1982.

(7) EBITDA is earnings before interest expense, income taxes, depreciation and amortization, and the special items referred to in footnote (6). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and also because the vesting and payout under Earthgrains' Medium-Term Incentive program under its Exceptional Performance Plan is based in part on the attainment of certain EBITDA margins. EBITDA, however, should not be considered an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(8)  Ratio of EBITDA to net sales.

(9) Computed by dividing earnings available for fixed charges (income before income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

(10) Excluding the non-recurring items described in footnote (6) above, the ratios would be 4.7x for the forty weeks ended January 5, 1999 and 4.4x for the year ended March 25, 1997, and the deficiency (pro forma) for the year ended March 26, 1996 would be approximately $21.6 million.

(11) As a result of the historical loss incurred and incremental pro forma adjustments to represent Earthgrains as an independent company for this period, earnings were less than fixed charges for the year ended March 26, 1996. The coverage deficiency for this period was approximately $40.0 million.

                                 CAPITALIZATION

     The following table shows the consolidated current liabilities and the capitalization of Earthgrains as of January 5, 1999, and as adjusted to give effect to the sale of the Notes and the application of the proceeds of the Notes.


                                                                                 January 5, 1999
                                                                         ---------------------------------
                                                                            Actual           As Adjusted
                                                                         --------------     --------------
     Current liabilities:
           Current portion of long-term debt                               $       0.5        $       0.5
           Other current liabilities                                             259.0              259.0
                                                                         ==============     ==============
     Total current liabilities ....................................              259.5              259.5
                                                                         ==============     ==============

     Long-term debt:
          Revolving Credit Facilities                                            292.2              142.2
          Notes offered hereby                                                    --                150.0
          Industrial Development Bonds 9.5%, due 2001                              1.5                1.5
          Other long-term debt, excluding current portion                          1.5                1.5
                                                                         --------------     --------------
     Total long-term debt, excluding current portion                             295.2              295.2
                                                                         --------------     --------------

     Shareholders' equity .........................................              652.5              652.5
                                                                         --------------     --------------
     Total liabilities and shareholders' equity  ..................        $   1,495.0        $   1,495.0
                                                                         ==============     ==============


                                 USE OF PROCEEDS

     We intend to use the proceeds of the Notes to repay a portion of our outstanding indebtedness under our revolving Credit Agreement with a group of banks. The final maturity of the loans under the Credit Agreement is September 30, 2002. The average interest rate on the outstanding loans is approximately 5.27%. We used the proceeds of these borrowings for a portion of the cost of certain acquisitions referred to under "The Earthgrains Company-Acquisitions and Strategic Alliances" above, for capital expenditures and for working capital.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

     The following information is taken from our quarterly report on Form 10-Q for the 40 weeks ended January 5, 1999 and our annual report on Form 10-K for our 1998 fiscal year, as filed with the SEC. This does not include all of the information included in the Management's Discussion and Analysis sections of those reports, and per-share information has been adjusted to reflect the two-for-one split of our common stock which was effective on July 20, 1998.

40 WEEKS ENDED JANUARY 5, 1999

     This   discussion   summarizes  the  significant   factors   affecting  the
consolidated  operating  results,  financial  condition  and  liquidity  of  The
Earthgrains Company for the 16- and 40-week periods ended January 5, 1999 compared to the 16- and 40-week periods ended December 30, 1997. This discussion should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended March 31, 1998 included in the Company's Annual Report to Shareholders.

Results of Operations

     Net sales for the 16-week period ended January 5, 1999, increased to $609.2 million from $514.7 million reported for the comparable prior-year period, substantially from sales attributable to acquisitions, most notably CooperSmith. Net sales for the 40-week period ended January 5, 1999 were $1,484.6 million, up from $1,274.6 million reported a year ago. Favorable product mix shift and price improvements in the domestic refrigerated dough business also continued to contribute to the increase in sales both for its seasonally strong quarter and year to date. International sales increased slightly from the prior year and experienced a $4.9 million favorable foreign exchange rate impact year to date.

     Gross margins increased to 42.9% in the current 16-week period from 42.5% a year ago and to 43.3% from 42.8% year to date. The margin improvements can be attributed to price and mix improvements, the continued effect of lower raw material costs, and enhanced capacity utilization from acquisitions.

     On a percentage-of-sales basis, marketing, distribution and administrative expenses decreased to 37.1% from 38.0% in the year-ago quarter and to 37.8% from 38.7% on a year-to-date comparison. This decrease can primarily be attributed to further benefit in the consolidation of selling, distribution and administrative expenses through integration of the CooperSmith business and lower advertising as a percent of sales.

     The $2.6 million pre-tax restructuring charge recorded in the current quarter was in accordance with the previously announced plans to close the Pueblo, Colorado bakery in conjunction with the asset exchange completed with Interstate Bakeries Corporation. The $5.8 million charge recorded in the previous quarter was for costs to close the Macon, Georgia and Montgomery, Alabama bakeries, and for severance costs related to the creation of a Financial Shared Services Center in St. Louis. The Company will continue to review its operations both domestically and internationally to further improve efficiencies and in conjunction with integrating acquisitions.

     The increase in other income is related substantially to the first quarter gain on the sale of property.

     The effective income tax rate is consistent with that of the prior year and reflects the impact of nondeductible goodwill amortization relative to the respective earnings level.

     During the year-ago quarter, the Company recorded a $1.8 million, net-of-tax, or $0.04-per-share charge against earnings to comply with a newly required FASB accounting interpretation announced November 20, 1997. Any unamortized costs that were previously capitalized for business process reengineering activities were required to be written off as a cumulative adjustment in the quarter containing November 20, 1997. Most of the business process reengineering costs affected by the accounting change for the Company are associated with implementation of the Company's new integrated SAP systems.

     Net earnings for the 16-week period ended January 5, 1999 increased to $17.0 million or $0.40 per diluted share, from $14.1 million, or $0.33 per share in the prior year's comparable period, excluding the cumulative effect of the accounting change. Including the accounting change, net earnings for the year-ago third quarter were $12.3 million, or $0.29 per diluted share. Year-to-date earnings were $37.9 million or $0.89 per diluted share compared to

$30.3 million or $0.71 per share in fiscal 1998 before the accounting change. Earnings for the 40-week period ended December 30, 1997, were $0.67 per diluted share, including the accounting change. The significant improvement in earnings is reflective of strong operating results from the business along with continued benefits and efficiencies achieved as discussed above.

Liquidity and Capital Resources

     The Company's primary source of liquidity continues to be cash flow from operations. Cash flows from operations for the year-to-date period increased by $11.8 million from the year-ago period primarily as a result of increased earnings. Net working capital, excluding cash and cash equivalents, was $54.9 million at January 5, 1999 compared to $48.6 million at March 31, 1998. The increase can be primarily attributed to the timing of disbursements at each period end and seasonality of the business.

     $57.2 million has been invested in capital expenditures to date, with spending for the fiscal year planned for a level of $80-85 million. No additional share repurchases were made in the current quarter. 163,600 (post-split) shares have been repurchased for the treasury to date during fiscal 1999 at a cost of $3.5 million. The increase in long-term debt is a result of current year acquisitions partially offset by the cash payment received from IBC in conjunction with the asset exchange in the current quarter. The Company's primary routine cash requirements will consist of funding capital expenditures, interest payments pursuant to the credit facility and dividends to shareholders.

     Cash provided by operations and borrowings available under the $450 million credit facility continues to provide the necessary funding for ongoing cash requirements. Extension of this line and other financing alternatives will be pursued as necessary for future acquisition or business opportunities.

FISCAL YEAR ENDED MARCH 31, 1998

     A number of significant factors, which are discussed below, affected the consolidated results of operations, financial condition and liquidity of Earthgrains during the current fiscal year ended March 31, 1998, the prior fiscal year ended March 25, 1997, the 12-week transition period ended March 26, 1996, and the fiscal year ended January 2, 1996. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto for such periods included elsewhere in this report. Effective at the close of business on March 26, 1996 (the Distribution Date), shares of the Company were distributed to shareholders of Anheuser-Busch Companies, Inc. (Anheuser-Busch) Common Stock, based upon a ratio of 1-to-25. Following the distribution, the Company began operations as an independent, publicly held company. Accordingly, since the Company was a wholly-owned subsidiary of Anheuser-Busch during the periods presented prior to fiscal 1997, these financial statements may not necessarily reflect the consolidated results of operations or financial position of the Company or what the results of operations would have been if the Company had been an independent public company during those periods.

Overview and Outlook

     Earthgrains' operating results in its second fiscal year as an independent company demonstrate further accomplishments from elements of a fundamental strategy of improving revenues, enhancing cost-effectiveness, gaining efficiencies, and taking advantage of industry consolidation. This strategy, which has been facilitated through enhanced information made available through the Company's investment in systems technology, has enabled Earthgrains to focus its sales force and business plans in markets with the greatest growth opportunities and on products that offer higher margins. A renewed effort to provide better-quality products and services to customers is paying off. Customer partnering has become a fundamental way of doing business. New product initiatives and increased advertising for these offerings as well as for core brands have contributed to the Company's strategy to build branded business.

     Since its inception as an independent company, Earthgrains has stated that taking advantage of acquisition opportunities in its core fresh baked-goods business line is key to enhancing the Company's ability to compete successfully in this industry. Earthgrains has taken an active role in the consolidation process of the packaged bakery products industry that remains in a condition of excess capacity and underutilization. Acquisitions are contributing to Earthgrains' success and more benefits are expected in fiscal 1999. The integration of the fourth-quarter acquisition of CooperSmith, Inc. (CooperSmith) is on schedule. Related plant consolidations have taken place, and route consolidation and handheld computer rollouts are under way, as well as transition onto the Company's management information systems. While CooperSmith will be a significant contributor to Earthgrains, it is expected to be slightly dilutive to earnings through the first quarter of fiscal 1999. San Luis Sourdough, Inc., the specialty superpremium baker in San Luis Obispo, Calif., also acquired in the fourth quarter, is expected to make an immediate positive contribution to results. The acquisition of Heiner's Bakery, Inc. (Heiner's) in November 1996, which was additive to earnings from the outset, has been a big success and continues to exceed expectations. The Company will continue to seek opportunities to participate in industry consolidation that are a good fit with its strategy to enhance revenues, profitability and return on capital.

     Along with strengthening core business and growth through acquisition, emphasis has been placed on driving gains through efficiencies. Operating improvements from the Company's restructuring and consolidation program aimed at reducing excess capacity and withdrawal from unprofitable markets and lower-margin accounts continued into the current year. Results are showing from the emphasis on product quality and operating and distribution efficiencies. Additionally, a positive impact has resulted from the stabilization of commodity costs. Commodity costs, which represent approximately 22-25% of the Company's cost of products sold, have continued to decrease from the first half of fiscal 1997 after reaching record levels in that year and during the 1996 transition period.

     Earthgrains has made significant achievements since the spinoff. Benefits are expected to continue from these actions and the impact of acquisitions. The Company is poised for continued fundamental improvement in its existing operations and participation in industry consolidation opportunities. While strong progress has been demonstrated in improving underlying performance, certain market areas of the fresh baked-goods business continue to exhibit lower margins due to regional differences in price levels, product mix and input costs. These effects will be monitored and continuing efforts will be made to maximize manufacturing, distribution and administrative efficiencies and to strive for even better operating results.

Restructuring and Consolidation Provisions

     Beginning in late 1993, the Company established a restructuring and consolidation program designed to reduce costs and maximize operating efficiencies. The Company recorded $12.7 million and $27.5 million charges in fiscal 1997 and 1995, respectively, covering estimated expenses in conjunction with closing certain domestic bakery operations and one refrigerated dough plant.

     The Company believes continued improvements in the current fiscal year's operating results reflect further benefits achieved through the restructuring and consolidation program. The Company will continue to review its operations for opportunities to improve efficiencies. See Note 5 in the Notes to the Consolidated Financial Statements for additional information concerning the details of the Company's restructuring charges, including a reconciliation of the balance sheet reserve relating thereto.

Results of Operations

     Fiscal Year 1998 Compared with Fiscal Year 1997

     Net sales for the 53-week fiscal year ended March 31, 1998, of $1,719.0 million increased from sales of $1,662.6 million for the comparable 52-week fiscal year ended March 25, 1997. Sales added through the acquisition of CooperSmith since January 17, 1998, and a full year of Heiner's, acquired in November 1996, combined with the additional week were partially offset by the unfavorable impact of foreign-exchange rates during the year. Improved pricing and favorable product mix shift across all businesses also contributed to the increase in sales. After adjustment for the additional week and effect of foreign-exchange rates, sales for fiscal 1998 increased by $79.7 million or 4.8%.

     Gross margin increased significantly to 42.9% in the current year from 40.5% in fiscal 1997. Profit-margin improvements were experienced across fresh bakery and refrigerated dough operations both domestically and internationally. These solid margin improvements can be attributed to focus on branded and superpremium product categories, favorable pricing, and improved manufacturing efficiencies. Domestic refrigerated dough operations demonstrated the strongest margin-performance improvement, through efficiencies gained from closing its Indianapolis, Ind., plant in March 1997 and a positive mix shift. Additionally, flour costs continued to decrease since the first half of fiscal 1997 after reaching record highs thereby resulting in margin improvements.

     Agricultural commodity costs represented 22-25% of cost of products sold during the 1998 fiscal year, which is down from prior years. Costs of products sold includes agricultural commodities whose prices are influenced by weather conditions, government regulations and economic conditions. The Company utilized futures contracts or options to hedge approximately 55-65% of such agricultural commodity costs or 12-16% of cost of products sold during the 1998 fiscal year. As of March 31,1998, the amount of the Company's aggregate obligation to purchase commodities under such contracts was $20.4 million.

     Marketing, distribution and administrative expenses increased in 1998 from 38.1% to 39.0% on a percentage-of-sales basis. A primary factor is the increased spending in marketing and advertising to focus on building core brands as well as supporting new premium product introductions.

     The prior-year charge of $12.7 million for restructuring and consolidation covered expenses in conjunction with closing one bakery and one refrigerated dough plant. Excluding the prior-year charge, operating income for fiscal 1998 increased $26.9 million. This significant increase in operating results reflects a strong contribution from Heiner's, benefits of lower ingredient costs, and the continued focus on cost-effectiveness combined with an improvement in product mix.

     The effective tax rate for fiscal 1998 represents a more typical tax rate expected for the Company on an on-going basis but will likely increase slightly with the effect of nondeductible goodwill amortization from current-year acquisitions. The lower effective tax rate for fiscal 1997 is a direct result of $5.3 million in one-time Spanish tax incentives and credits associated principally with investments made in the Canary Islands. The Company substantially completed the expansion of its Canary Islands bakery in that year.

     The $1.8 million net-of-tax charge for the change in accounting principle in the current year represents the effect of compliance with a new accounting interpretation related to the recognition of costs associated with business process re-engineering.

     Net earnings for fiscal 1998 were $36.0 million or $0.85 per diluted share, compared to $16.2 million, or $0.39 per diluted share for fiscal 1997. The marked increase in net earnings for the current year is a result of the factors noted above.

     Fiscal Year 1997 Compared with Fiscal Year 1995

     Net sales for the fiscal year ended March 25,1997, of $1,662.6 million were consistent with sales of $1,664.6 million for the comparable 52-week period ended January 2, 1996 (fiscal 1995). The decrease in sales attributed to the closing or sale of underperforming and noncore businesses as part of the planned consolidation and restructuring was partially offset by the effect of price increases taken early in the year and favorable product-mix shift. Sales contributed through the acquisition of Heiner's, as of November 30, 1996, were more than offset by the unfavorable impact of foreign exchange rates near the end of the year. After adjustment for the closed or sold facilities in both periods presented, sales for fiscal 1997 increased by $88.8 million or 5.6%, represented across fresh bakery and refrigerated dough operations both domestically and internationally.

     Gross margin increased to 40.5% in 1997 from 37.8% in fiscal 1995. Profit-margin improvements were experienced by domestic fresh bakery operations and both international bakery and refrigerated dough operations. Margins for domestic refrigerated dough operations were down slightly from fiscal 1995. These margin improvements can be attributed to the achieved price increases, benefits of the restructuring and consolidation process, and improved operating efficiencies. Additionally, flour costs which began to increase dramatically in the last half of fiscal 1995 have decreased, thereby resulting in improved margins from 1995.

     Agricultural commodity costs represented 25-30% of cost of products sold during the 1997 fiscal year, which is consistent with prior years. The Company utilized futures contracts or options to hedge approximately 45-55% of such agricultural commodity costs or 11-17% of cost of products sold during the 1997 fiscal year. As of March 25, 1997, the amount of the Company's aggregate obligation to purchase commodities under such contracts was $11.4 million.

     Marketing, distribution and administrative expenses increased by $6.0 million in 1997 and from 37.7% to 38.1% on a percentage-of-sales basis. The elimination of costs through the closing or sale of facilities and the effect of the charge for the Spanish work force reduction program reflected in 1995 were more than offset by the costs of operating as a stand-alone public company.

     The prior-year charge of $27.5 million for restructuring and consolidation was netted with an $18.4 million gain on the sale of businesses, resulting in the net charge of $9.1 million. Excluding the current-year charge of $12.7 million and the 1995 net charge of $9.1 million to consolidate certain inefficient facilities, operating income for fiscal 1997 increased $37.9 million compared to the prior year. This significant increase in operating results reflects benefits from our consolidation and restructuring program and our continued focus on cost-effectiveness combined with an improvement in product mix.

     The lower effective tax rate for fiscal 1997 is a direct result of $5.3 million in one-time Spanish tax incentives and credits associated principally with investments made in the Canary Islands. The Company substantially completed the expansion of its Canary Islands bakery during 1997. Typically, the Company's effective income tax rate is higher primarily due to the relative impact of the nondeductible fixed goodwill amortization on the respective earnings level.

     Net earnings for fiscal 1997 were $16.2 million or $0.39 per diluted share, compared with a loss of $6.6 million, or a $0.16 loss per diluted share, computed on the basis of pro forma average shares outstanding for fiscal 1995.

     The historical statement of earnings for the year-ago period does not reflect interest expense related to long-term debt assumed by the Company upon the distribution at March 26, 1996, and certain administrative expenses associated with operating as an independent, stand-alone company.

     Twelve-Week Period Ended March 26, 1996, Compared with
     Twelve-Week Period Ended March 28, 1995

     For the 12-week period ended March 26, 1996, sales declined $4.1 million or 1.1% from the comparable prior-year period. The decrease can be attributed to the planned consolidation and restructuring that resulted in the closing or sale of underperforming and noncore businesses. This decrease in sales was partially offset by increased volume in refrigerated dough products, a $4.9 million increase in international sales and a $5.6 million favorable effect of exchange-rate fluctuations. After adjustment for the closed or sold facilities in both periods presented, sales increased by $19.8 million.

     Gross margin for the March 1996 period of 37.8% compared unfavorably with the prior-year period's 39.2%. As expected, margins were adversely affected by the dramatic increases in prices for ingredients, specifically flour costs, which increased to record levels.

     The increase in marketing, distribution and administrative expenses to $146.0 million from $140.9 million in the comparable period is the result of one-time charges of $7.6 million, including $6.3 million related to a settlement agreement in a case that involved alleged price-fixing and antitrust violations in the state of Texas.

     In the comparable period, $6.1 million of the fiscal 1995 provision for restructuring and consolidation was recorded to cover estimated expenses arising from the consolidation of certain domestic bakery operations identified at that date.

     The variance in the effective income-tax rate reflects the relative impact of the nondeductible fixed goodwill amortization on the respective earnings levels.

     As a result of the March 1996 charge for the legal settlement and other factors discussed above, the Company incurred a loss of $5.1 million, or $0.12 per diluted share, computed on the basis of pro forma average shares outstanding, compared with a loss of $0.3 million, or $0.01 per diluted share in the prior year's comparable period.

     Fiscal Year 1995 Compared with Fiscal Year 1994

     Net sales in 1995 decreased $55.9 million or 3.2% compared with the same period in the prior year. Domestic fresh baked-goods sales decreased by $89.6 million in part as a result of the planned consolidation and restructuring, including the withdrawal from underperforming territories. Lower domestic fresh baked-goods volume was partially offset by higher net prices, higher international sales of $32.5 million, and a $13.7 million favorable effect of foreign currency exchange rate fluctuations. Excluding the sales of the closed facilities and divested businesses, foreign currency exchange-rate fluctuations and the extra week in the 1994 fiscal year, net sales decreased $6.5 million on a comparable basis.

     Gross profit decreased $19.6 million or 3.0% versus fiscal 1994. As a percentage of sales, gross profit remained constant at 37.8%. Margins for the 1995 fiscal year would have improved but were adversely affected by the dramatic increases in commodity prices for ingredients in the last half of the year.

     Marketing, distribution, and administrative expenses in 1995 increased $3.6 million compared to the prior year. As a percent of sales, these expenses increased to 37.7% in 1995 versus 36.3% in 1994, as the reduction in volume-related selling expenses was more than offset by increases in other costs, including the Spanish work force reduction program and domestic employee relocation expenses.

     Excluding the 1995 charge of $27.5 million to consolidate certain inefficient domestic bakery facilities, operating income for the 1995 fiscal year decreased $23.2 million compared with the prior year. This decrease in operating results was primarily attributable to the impact of commodity prices for ingredients and the work force reduction in Spain.

     The increase in the effective tax rate primarily reflects the relative effect of the nondeductible fixed goodwill amortization on a reduced earnings level.

Liquidity and Capital Resources

     Concurrent with the Distribution on March 26, 1996, the Company used borrowings under a $215 million unsecured revolving credit facility with several financial institutions to pay $80 million to Anheuser-Busch as a partial payment of its net intercompany payable, to fund working capital needs and for general corporate purposes. Prior to the Distribution, as a subsidiary, the Company obtained funds for its capital needs, including working capital, from Anheuser-Busch, primarily through a non-interest-bearing intercompany account.

     The Company's primary source of liquidity is cash flow from operations, which was $125.9 million for the current fiscal year ended March 31, 1998. Improved operating efficiencies, continued favorable product-mix shift, favorable ingredient costs and stable pricing have contributed to the strong cash flows from operations for the current year. Net working capital, excluding cash and cash equivalents, was $48.6 million at March 31, 1998, up from $37.5 million a year ago, primarily attributable to the effect of acquisitions.

     In conjunction with the acquisition of CooperSmith in the fourth quarter of fiscal 1998, the existing credit facility was renegotiated to $450 million with a maturity date of September 2002. The Company's primary routine cash requirements will continue to consist of funding capital expenditures and interest payments pursuant to the credit facility. The Company invested $79.6 million in capital expenditures during the current fiscal year and expects to fund capital investments of approximately $80-90 million in the upcoming year.

     The  consolidated   capital  expenditure  plan  for  fiscal  1999  includes
completion of the new bakery in northern Portugal, continued rollout of new handheld computers for route sales drivers and CooperSmith equipment upgrades. The Company will also continue ongoing investments in systems technology along with modernization and expansion plans for various domestic and international bakeries.

     Additionally, a favorable IRS tax ruling was received during the year on the stock repurchase program authorized by the Company's Board of Directors in March 1997. The program authorizes the repurchase of up to 1 million shares of common stock as the Company determines. At March 31, 1998, 168,600 shares had been purchased for the treasury at a cost of $7.0 million.

     On both a short-term and long-term basis, management believes that its cash flows from operations, together with its available borrowings under the Credit Facility, will provide it with sufficient resources to meet its seasonal working capital needs, to finance its projected capital expenditures, and to meet its foreseeable liquidity requirements.

                                    THE NOTES

     We will issue the Notes under an Indenture dated as of , 1999 between Earthgrains and The Bank of New York, as Trustee. Information about the
Indenture and the general terms and provisions of the Notes is in the accompanying prospectus under "The Debt Securities." Certain capitalized terms we use below have the meanings given in the prospectus or the Indenture.

     The defeasance provisions of the Indenture, which are described in the prospectus, will apply to the Notes.

     The Notes will be issued in book-entry form, as a single note registered in the name of the nominee of The Depository Trust Company, which will act as depositary. Beneficial interests in book-entry Notes will be shown on, and transfers of the Notes will be made only through, records maintained by the depositary and its participants. The provisions set forth under "Book-Entry Debt Securities" in the accompanying prospectus will apply to the Notes.

Payment of Principal and Interest

     The interest rate on the Notes will be ___% per annum. We will pay interest in arrears on ________ and ___________ beginning ___________, 1999. Interest will accrue from , 1999 or from the most recent interest payment date to which we have paid or provided for the payment of interest to the next interest payment date or the scheduled maturity date, as the case may be. We will pay interest computed on the basis of a 360-day year of twelve 30-day months.

     The Notes will mature on _____________________, 2009.

     We will pay interest on the Notes in immediately available funds to the persons in whose names the Notes are registered at the close of business on the or preceding the respective interest payment date. At maturity, we will pay the principal, together with final interest on the Notes, in immediately available funds.

     If an interest payment date or the maturity date is not a Business Day, we will make the required payment on the next Business Day.

Redemption

     We will not have the right to redeem the Notes prior to their scheduled maturity, and you will not have the right to require us to redeem the Notes prior to their scheduled maturity.

Events of Default

     The Events of Default described in the prospectus under "The Debt Securities-Events of Default, Notice and Waiver" will apply to the Notes.

Same-Day Settlement and Payment

     The Notes will trade in the depositary's same-day funds settlement system until maturity or until we issue the Notes in definitive form. The depositary will therefore require secondary market trading activity in the Notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Governing Law

      The Notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

     Earthgrains is selling the Notes to the underwriters named below under an Underwriting Agreement dated as of , 1999. The underwriters, and the amount of the Notes each of them has severally agreed to purchase from us, are as follows:

                                                               Principal Amount
Underwriters                                                       of Notes
------------                                                       --------

J.P. Morgan Securities Inc. ...........................      $
Banc One Capital Markets, Inc. ........................
Chase Securities Inc. .................................
NationsBanc Montgomery Securities LLC .................
Warburg Dillon Read LLC,
    a subsidiary of UBS AG ............................
      Total ...........................................      $    150,000,000
                                                                  ===========

     The Underwriting Agreement provides that, if the underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

      The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so. They also may discontinue market making at any time without providing any notice. We cannot give any assurance as to the liquidity of any trading market for the Notes.

     The underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of % of the principal amount of the Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may, from time to time, vary the offering price and other selling terms.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

     We estimate that we will spend approximately $350,000 for printing, rating agency fees, trustee's fees, legal fees and other expenses of the offering.

     In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own account. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering, if the underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Affiliates of each of the underwriters are participants in our revolving credit agreement under which they have committed to advance funds to us on the terms provided in the credit agreement. Because more than 10 percent of the net proceeds of the offering may be paid to affiliates of NASD members which are participating in the distribution of the Notes, the offering is being made in compliance with Rule 2710(c)(8) of the NASD Conduct Rules.

                                  LEGAL COUNSEL

     Bryan Cave LLP, St. Louis, Missouri, has served as our counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has served as counsel to the underwriters, in connection with the issuance of the Notes.

                                 EARTHGRAINS(R)

                                [GRAPHIC OMITTED]

                                  $250,000,000

                                 Debt Securities

                          -----------------------------

     This Prospectus describes Debt Securities which The Earthgrains Company may issue and sell at various times. More detailed information is under "The Debt Securities."

     o The Debt Securities may be debentures, notes or other senior unsecured evidences of indebtedness.

     o    We may issue them in one or several series.

     o The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $250,000,000 (or the equivalent amount in other currencies).

     o We will determine the terms of each series of Debt Securities (interest rates, maturity, redemption provisions and other terms) at the time of sale, and we will specify the terms in a Prospectus Supplement which will be delivered together with this Prospectus at the time of the sale.

     We may sell Debt Securities directly or through underwriters, dealers or agents. We may also sell Debt Securities directly to investors. More information about the way we will distribute the Debt Securities is under the heading "Plan of Distribution." Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities.

     See the information under the heading "Risk Factors" starting on page 3, which describes certain factors you should consider before purchasing Debt Securities.

     Our principal office is at 8400 Maryland Avenue, St. Louis, Missouri 63105, and our telephone number is (314) 259-7000.

                     -------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is April 8, 1999.

     We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except that which is in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives or makes any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.


                                TABLE OF CONTENTS

                Table of Contents...............................2
                Where You Can Find More Information.............2
                Risk Factors....................................3
                Information about Earthgrains...................5
                Use of Proceeds.................................6
                The Debt Securities.............................6
                Book-Entry Debt Securities......................11
                Ratio of Earnings to Fixed Charges..............12
                Stock Split.....................................12
                Plan of Distribution............................13
                Legal Opinion...................................13
                Experts.........................................13


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

     The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities. This Prospectus is part of a registration statement we filed with the SEC.

     o    Our Annual Report on Form 10-K for the year ended March 31, 1998.

     o Our Quarterly Reports on Form 10-Q for the quarters ended June 23 and September 15, 1998 and January 5, 1999.

     You may receive a copy of any of these filings, at no cost, by writing or calling the Investor Relations Department, The Earthgrains Company, 8400 Maryland Avenue, St. Louis, Missouri 63105, telephone 314-259-7000. You can also find information about Earthgrains at our Internet website at http://www.earthgrains.com.

     We have filed with the SEC a  Registration  Statement  to register the Debt
Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

                                  RISK FACTORS

Forward-Looking Statements

     Certain statements under this heading and under the heading "Information about Earthgrains" in this prospectus, as well as certain information incorporated by reference which is referred to under the heading "Where You Can Find More Information," constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information involves risks and uncertainties and may be affected by many factors, some of which are beyond our control. These factors include:

     o    the costs of raw materials,

     o our ability to realize projected savings from productivity and product quality improvements,

     o our ability to continue to participate in industry consolidation and to successfully integrate acquired businesses,

     o    economic conditions in the U.S., Spain and France,

     o fluctuations in currency exchange rates for the Euro, the Spanish peseta and the French franc versus the U.S. dollar,

     o    the impact of the European currency conversion,

     o    legal proceedings to which we may become a party, and

     o other factors described in this section and in our filings with the SEC.

Competition

     The packaged bakery products business is highly competitive. We face intense price, product, and service competition for all of our products. We compete on the basis of product quality, price, brand loyalty, effective promotional activities, and our ability to identify and satisfy emerging consumer preferences. Customer service, including frequency of deliveries and maintenance of fully stocked shelves, also is an important competitive factor.

     We compete  with other  national  and regional  wholesale  bakeries,  large grocery chains that have vertically integrated or in-store bakeries, small retail bakeries, and many producers of alternative foods. Some of our competitors have significantly greater financial resources than we do.

     Our ability to sell our products depends on our ability to attain store shelf space in relation to competing brands and other food products. Our future growth will depend on our ability to continue streamlining and reducing operating costs, maintaining effective cost control programs, improving branded product mix, taking advantage of industry consolidation opportunities, developing successful new products, maintaining effective pricing and promotion of our products, and providing superior customer service. If we are not successful in our competitive efforts, it could adversely affect our financial condition and our ability to make the required payments on the Debt Securities.

Raw Materials Prices and Availability

     Our products require a large volume of various agricultural products, including wheat for flour, soybean oil for shortening, and corn for high fructose corn syrup. Agricultural commodities represented 22-25% of the cost of our products sold for our fiscal year ended March 31, 1998. The commodity markets have experienced, and may continue to experience, significant price volatility. The price and supply of raw materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, government regulations, and legislation affecting agriculture. Commodity prices have declined significantly from record levels in 1996 and 1997. We cannot predict what future commodity price levels will be. A significant increase in commodity prices could significantly reduce our profitability if we are not able to pass along the price increases through increased prices for our products, or if our sales volumes decline because of increases in our prices.

     We regularly enter into futures contracts or hedging contracts to protect us against increases in prices for our raw materials. If market prices fall after we enter into such contracts, we may pay more than market price for the raw materials subject to those arrangements.

Risks of Acquisitions

     We have made several significant acquisitions since we became an independent company in 1996, and we expect to continue making acquisitions in the United States and Europe to take advantage of continued consolidation in our industry. We believe that identifying appropriate acquisition opportunities and taking advantage of them will be important to our continued success. Our future success could be adversely affected if we are not able to make further acquisitions due to competition for acquisitions or regulatory restrictions, or if we are not successful in integrating the acquired businesses with our existing businesses and in accomplishing our objectives of increasing efficiency.

Holding Company Structure

     The Earthgrains Company is organized as a holding company, and substantially all of our operations are carried on through subsidiaries. As such, creditors of our subsidiaries would have a claim against the assets of our subsidiaries which would be prior to any claim we may assert (except to the extent we may be recognized as creditors of our subsidiaries) and prior to the claims of the holders of the Debt Securities. At January 5, 1999, the amount of debt of our subsidiaries to which the Debt Securities would be effectively subordinated was $3.5 million. Our principal source of income is the dividends and distributions we receive from our subsidiaries. There are no limitations on our ability or the ability of our subsidiaries to incur additional debt in the future, except for certain restrictions on the ability of certain domestic (U.S.) subsidiaries to incur long-term debt, as described under "The Debt Securities-Certain Restrictions-Limitation on Funded Debt of Restricted Subsidiaries."

Risks of International Operations

     A significant portion of our business is based outside the United States, primarily in Spain, France and Portugal. We anticipate that we may continue to expand our international operations as suitable opportunities become available. International operations present various risks which do not apply to our domestic businesses, including currency exchange risks. Our foreign subsidiaries are subject to government regulation and political risk in each market in which they operate.

     Certain of our operations may at times in the future be subject to expropriation, confiscatory taxation or price controls, and political and economic changes may damage operating and growth prospects by causing political and regulatory uncertainty or economic difficulties.

Governmental Regulation

     The food industry is subject to regulation by federal, state and local government in the U.S. and by various governmental bodies in other countries. These regulations may affect our raw materials costs, our production cost and the costs and methods involved in packaging and distributing our products. Antitrust laws and regulations may also affect our ability to make acquisitions or the manner in which we operate companies which we acquire.

Absence of Public Market for the Debt Securities

     Prior to the issuance of the Debt Securities, there is no public trading market for our debt securities. We do not intend to list the Debt Securities on any national securities exchange. Although the underwriters for the various series of Debt Securities may make a market in those Debt Securities, they will not be obligated to do so. If a public market develops for the Debt Securities, there is no assurance that it will continue to be maintained. If there is not a public market for the Debt Securities, that may have an adverse effect on the market price of your Debt Securities.

                          INFORMATION ABOUT EARTHGRAINS

     Earthgrains is an international manufacturer, distributor and consumer marketer of fresh packaged bread and baked goods and refrigerated dough products.

     Our origins date back to 1925 when we began operations with one bakery. We became an independent, publicly-owned company on March 26, 1996, when Anheuser-Busch Companies, Inc. distributed the shares of Earthgrains to its shareholders. Anheuser-Busch acquired Earthgrains (then named Campbell Taggart, Inc.) in 1982.

o    Operating  Divisions.   Our  operations  are  divided  into  two  principal
     divisions: Bakery Products and Refrigerated Dough Products.

     o    Bakery Products.

          o In the United States, we operate 43 bakeries and distribute our products through approximately 3,300 company-owned delivery routes and directly to food-service customers. Based on independent market data, for the 52-week period ended January 17, 1999, we were the overall dollar market share leader of supermarket sales for branded packaged fresh baked bread, buns and rolls (excluding licensed brands) in the geographic markets in which we operate, with a dollar market share of approximately 17.3%. These categories of products (excluding private label and licensed brands) represented approximately 43% of the U.S. net sales of the Bakery Products division for fiscal 1998. We manufacture and distribute fresh-baked goods such as baked breads, rolls, bagels, cookies, snack cakes and other sweet goods in various states throughout the South, Southeast, Southwest and Midwest United States and Northern and Central California. Our primary brands for fresh baked goods are Earth Grains(R), Colonial(TM), Rainbo(R), IronKids(R), Grant's Farm(R), Heiner's(TM), Smith's(TM), Kern's(TM), Waldensian Heritage(R), Bost's(R), Country Recipe(R), Cooper's Mill(R)and San Luis Sourdough(R). We also sell our products under the licensed brands Sunbeam(R), Roman Meal(R), Country Hearth(R)and Sun Maid(R). We sell our snack cakes and other sweet goods principally under the Break Cake(TM)brand name. We also manufacture similar fresh-baked goods for sale under the brand names of our customers. In addition, we supply specialty breads and rolls, sandwich buns and other products to major fast food and family restaurant chains.

          o In Europe, Bimbo, S.A., our Spanish subsidiary, operates ten bakeries in Spain and one bakery in Portugal. Based on independent market data, we believe that Bimbo is the dollar market share leader in supermarket sales of packaged branded fresh-baked sliced bread, buns and rolls in Spain, and is second in dollar market share for packaged branded fresh-baked sliced bread in Portugal. These products are sold primarily under the Bimbo(R), Semilla de Oro(R) and Silueta(R) brand names.

o   Refrigerated Dough Products.

     o In the United States, the Refrigerated Dough division manufactures refrigerated and frozen dough products in two plants, including biscuits, dinner rolls, sweet rolls, danishes, cookie dough, cookies, crescent rolls, breadsticks, cinnamon rolls, pizza crust and pie crusts. These products are sold under different store brands throughout the United States. We are one of only two manufacturers of canned refrigerated dough in the United States. In addition, we believe that we are the only manufacturer of store brand (private label) canned refrigerated dough products in the United States, and we produce store brand toaster pastries. In the United States, our Refrigerated Dough Products division ranked second in dollar market share of supermarket sales for packaged refrigerated dough products in the geographic markets in which we operate, with a dollar market share of approximately 14.1% for the 52-week period ended February 14, 1999. Our refrigerated dough products and refrigerated English muffins are also sold under the Merico brand name as well as under the Sun Maid(R)licensed brand.

     o In Europe, our Refrigerated Dough Division operates three refrigerated dough plants in France and sells refrigerated dough products primarily in France and Germany. It is the only manufacturer of canned refrigerated dough in Europe. We also make rolled dough, which is used to prepare foods such as quiches, tarts and pies. In France, we sell canned dough and rolled dough under various store brands as well as under our CroustiPate(R) and HappyRoll(R) brands, and we sell these products throughout Europe through contract packaging arrangements with major international food companies.

                                 USE OF PROCEEDS

     Unless we indicate otherwise in the Prospectus Supplement which accompanies this Prospectus, we intend to use the proceeds of the Debt Securities for general corporate purposes, including acquisitions, capital expenditures, repayment of short-term borrowings and working capital. Before we use the proceeds for these purposes, we may invest them in short-term investments.

                               THE DEBT SECURITIES

     This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of the Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is filed as an exhibit to the Registration Statement we have filed with the SEC. See "Where You Can Find More Information."

     We will issue the Debt Securities under an Indenture dated as of April 1, 1999 between us and The Bank of New York, as trustee. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

General

     The Debt Securities will be senior unsecured obligations of Earthgrains.

     The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series, each of which may have different terms. If we so indicate in the Prospectus Supplement for any series, we may treat a subsequent offering of Debt Securities as a part of the same series as that series.

     The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

     o    The title of the Debt Securities.

     o The total principal amount of the series of Debt Securities, and whether we may treat a subsequent offering of Debt Securities as a part of the same series as that series. o

     o The date on which the principal and interest will be paid, any rights we may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.

     o The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the Prospectus Supplement, and the interest rate may be subject to adjustment.

     o The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

     o    Where  payments on the Debt  Securities  will be made,  if it is other
          than  the  office   mentioned  under  "Payments  on  Debt  Securities;
          Transfers" below.

     o If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

     o Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.

     o Any additional Events of Default or covenants that will apply to the Debt Securities.

     o The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.

     o If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

     o If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.

     o If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.

     o    Any other special terms that may apply to the Debt Securities.

Payments on Debt Securities; Transfers

     We will make payments on the Debt Securities to the persons in whose names the securities are registered at the close of business on the record date for the interest payments. As explained under "Book-Entry Debt Securities" below, The Depositary Trust Company or its nominee will be the initial registered holder unless the Prospectus Supplement provides otherwise.

     Unless we indicate otherwise in the Prospectus Supplement, we will make payments on the Debt Securities at the Trustee's office, which is now located at 101 Barclay Street, New York, New York 10286. Transfers of Debt Securities can be made at the same offices. (Sections 202, 301, 305, 307 and 1002)

Form and Denominations

     Unless we otherwise indicate in the Prospectus Supplement:

     o We will issue the Debt Securities of each series only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

     o We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Section 305)

Certain Restrictions

     Creation of Secured Indebtedness

     Under the Indenture, we and our Restricted Subsidiaries (defined below) may not create, assume, guarantee or permit to exist any indebtedness for borrowed money which is secured by a pledge of, or a mortgage or lien on, any Principal Plants (defined below) or on any of our Restricted Subsidiaries' capital stock, unless we also provide equal and ratable security for the Debt Securities. A "Restricted Subsidiary" is a subsidiary which owns or operates a Principal Plant, unless it is incorporated or has its principal place of business outside the United States, and any other subsidiary which we elect to treat as a Restricted Subsidiary. A "Principal Plant" is any of our production facilities, but does not include a facility which our Board of Directors determines shall not be treated as a Principal Plant, as long as all such plants which are determined not to be Principal Plants, taken together, are not of material importance to the total business conducted by Earthgrains and our Subsidiaries. Our Board of Directors may change any such designation of a facility as a Principal Plant or as excluded from the category of Principal Plant at varying times, subject to the limit described in the preceding sentence.

     The restriction described in the preceding paragraph does not apply to:

     o purchase money liens, including liens for indebtedness incurred in connection with the acquisition or construction of a Principal Plant (so long as we incur the indebtedness within 180 days after the acquisition or completion of construction of such Principal Plant),

     o    liens existing on property when we acquire it,

     o liens on property of a Restricted Subsidiary when it becomes a Restricted Subsidiary,

     o liens to secure the cost of development or construction of property, or improvements of property, and which are released or satisfied within 180 days after completion of the development or construction,

     o liens in connection with the acquisition or construction of Principal Plants or additions thereto financed by tax-exempt securities,

     o    liens   securing   indebtedness   to  Earthgrains  or  a  wholly-owned
          Restricted Subsidiary by a Restricted Subsidiary,

     o    liens existing at the date of the Indenture,

     o liens on property of a corporation existing at the time of such corporation is merged with or consolidated with Earthgrains or a Restricted Subsidiary, or at the time Earthgrains or a Restricted Subsidiary acquires all or substantially all of the properties of such corporation,

     o liens in favor of the United States government or any U.S. state government incurred in connection with financing the acquisition or construction of properties pursuant to a statute or a contract with any such governmental body,

     o extensions, renewals or replacements of the liens referred to above. (Section 1006(a))

     There is an additional exception described below under "Basket Amount."

     Sale-Leaseback Financings

     Under the Indenture, neither we nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving a Principal Plant, except a sale by us to a Restricted Subsidiary or a sale by a Restricted Subsidiary to us or another Restricted Subsidiary or a lease not exceeding three years, by the end of which we intend to discontinue use of the property, unless:

     o the net proceeds of the sale are at least equal to the fair market value of the property, and

     o within 180 days of the transfer we repay Funded Debt (defined below) and/or make expenditures for the expansion, construction or acquisition of a Principal Plant at least equal to the net proceeds of the sale. (Section 1007)

     There is an additional exception described below under "Basket Amount."

     Basket Amount

     In addition to the exceptions described above under "Creation of Secured Indebtedness" and "Sale-Leaseback Financings" the Indenture allows additional secured indebtedness and additional sale-leaseback financings as long as the total of the additional indebtedness and the fair market value of the property transferred in the additional sale-leaseback financings does not exceed 5% of our consolidated total assets. (Sections 1006(d) and 1007(c))

     Limitation on Funded Debt of Restricted Subsidiaries

     We may not permit any Restricted Subsidiary to create, assume or permit to exist any Funded Debt other than:

     o Funded Debt secured by a mortgage, pledge or lien which is permitted under the provisions described above under "Creation of Secured Indebtedness,"

     o    Funded Debt owed to us or any wholly-owned Restricted Subsidiary,

     o Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary,

     o Funded Debt created in connection with, or with a view to, compliance with the requirements of any program, law, statute or regulation of any federal, state or local governmental authority and applicable to the Restricted Subsidiary and providing financial or tax benefits to the Restricted Subsidiary which are not available directly to us, or not available on as favorable terms,

     o    guarantees existing at the date of the Indenture, and

     o other Funded Debt which, when added to outstanding secured debt and sale-leaseback financings permitted under the provision described under "Basket Amount" above, does not exceed 10% of our consolidated total assets. (Section 1008)

     "Funded Debt" means indebtedness for money borrowed and indebtedness represented by notes, debentures and other similar evidences of indebtedness, including purchase money indebtedness, having a maturity of more than twelve months from the date of determination or having a maturity of less than twelve months but by its terms being renewable or extendible beyond twelve months at our option, subject only to conditions which we are then capable of fulfilling, and guarantees of similar indebtedness of others, except that Funded Debt does not include:

     o    Any  indebtedness of a person held in treasury by that person;  or

     o Any indebtedness with respect to which sufficient money has been deposited or set aside in trust to pay the indebtedness; or

     o Certain contingent obligations in respect of indebtedness of other persons, such as keep-well, maintenance of working capital or earnings or similar agreements.

     Merger

     We may not consolidate with or merge into any other corporation or transfer or lease our properties and assets substantially as an entirety unless certain conditions are met, including the assumption of the securities by any successor corporation. (Sections 801 and 1006)

Modification or Amendment of the Indenture

     We may modify and amend the Indenture if the holders of a majority in principal amount of the outstanding Debt Securities affected by the modification or amendment give their consent, except that no supplemental indenture may reduce the principal amount of or interest or premium payable on any Debt Security, change the maturity date or dates of principal, the interest payment dates or other terms of payment, or reduce the percentage of holders necessary to approve a modification or amendment of the Indenture, without the consent of each holder of outstanding Debt Securities affected by the supplemental indenture. (Section 902)

     We and the Trustee may amend the Indenture without the holders' consent for certain specified purposes, including any change which is not otherwise inconsistent with the Indenture and which does not materially adversely affect the holders' interests. (Section 901)

Defeasance

     The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to your Debt Securities, we may elect either:

     o to be discharged from all our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

     o to be released from the restrictions described above relating to liens, sale-leaseback transactions, Funded Debt of Restricted Subsidiaries and certain other restrictions and obligations of the Company contained in the Indenture (specifically not including, however, the obligation of the Company to pay the principal and interest on any Debt Securities).

     To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

Events of Default, Notice and Waiver

     An Event of Default in respect of any series of Debt Securities means:

     o    default for 30 days in any payment of interest;

     o    default in payment of principal or premium when due;

     o default in payment of any sinking fund amount in accordance with the terms of such Debt Security;

     o default in performance of or breach of any covenant in the Indenture which applies to the series which continues for 60 days after notice to Earthgrains by the Trustee or by the holders of 25% in principal amount of the outstanding Debt Securities of the affected series;

     o default in our payment of indebtedness which we have incurred or guaranteed exceeding $30 million or acceleration of the maturity such indebtedness exceeding $30 million;

     o    certain events of bankruptcy, insolvency and reorganization; and

     o any other events which are designated as Events of Default in respect of that series. (Section 501)

     If an Event of Default occurs and is continuing in respect of one or more series, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of those series may declare the principal of and accrued interest, if any, on all securities of those series to be due and payable. If other specified Events of Default occur and are continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of all series may declare the principal of and accrued interest, if any, on all the outstanding Debt Securities to be due and payable. (Section 501)

     Within 60 days after a default in respect of any series of Debt Securities, the Trustee must give to the holders of the Debt Securities of that series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the Trustee may withhold the notice if it in good faith determines that it is in the interest of the holders. The term "default" means, for this purpose, the occurrence of any event that, upon notice or lapse of time, would be an Event of Default. (Section 602)

     Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by the holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Sections 6.1 through 6.13)

     Subject to the Trustee's duty during default to act with the required standard of care, the Trustee has the right to be indemnified by the holders of Debt Securities issued under the Indenture before proceeding to exercise any right or power under the Indenture at the request of the holders. (Section 603(e)) The holders of a majority in principal amount of the outstanding securities of any series (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee in respect of the securities of that series. (Section 512)

     The holders of a majority in principal amount of the outstanding securities of all series affected by a default (voting as a single class) may, on behalf of the holders of all that securities, waive the default except a default in payment of the principal of or premium, if any, or interest on any security. (Section 513) The holders of a majority in principal amount of outstanding securities of all series entitled to the benefits thereof (voting as a single class) may waive compliance with certain covenants under the Indenture. (Section
1011)

     We will furnish to the Trustee, annually, a statement as to the fulfillment by us of our obligations under the Indenture. (Section 1004)

Regarding the Trustee

     The Bank of New York is the Trustee under the Indenture. The Bank of New York also is a party to our credit agreement, under which it has committed to lend us up to $30 million, and it may provide other banking services to us.

                           BOOK-ENTRY DEBT SECURITIES

     The Prospectus Supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

     The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

     We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Earthgrains nor the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

     DTC has  informed  us  that,  when it  receives  any  payment  on a  global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of the participants.

     A global security representing a series will be exchanged for certificated Debt Securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we don't appoint a successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the 1934 Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of our earnings to fixed charges for the periods indicated. We do not show information for periods prior to the year ended March 26, 1996 because information reflecting what our expenses would have been as an independent company are not available. Prior to the spin-off from Anheuser-Busch in 1996, Anheuser-Busch provided funds to Earthgrains by intercompany advances, without interest charges.

     We have computed these ratios by dividing earnings available for fixed charges (income before income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

                     For the Forty Weeks Ended        For the Years Ended
                                                                      March 26,
                     January 5,  December 30,  March 31,  March 25,     1996
                        1999         1997        1998       1997     (pro forma)
  Ratio of earnings  -----------------------------------------------------------
   to fixed charges   4.3x (1)      7.4x        5.9x        3.1x(1)  (1)(2)

-----------------------

(1) These calculations reflect certain non-recurring items. The forty weeks ended January 5, 1999 include an $8.4 million pre-tax provision for restructuring; fiscal 1997 includes a $12.7 million pre-tax provision for restructuring; fiscal 1996 includes a $3.0 million pre-tax provision for restructuring, a $7.8 million pre-tax charge for the Spanish work force reduction program and a $7.6 million pre-tax charge for a legal settlement and other non-recurring costs. If these non-recurring items were excluded, the ratios would be 4.7x for the forty weeks ended January 5, 1999 and 4.4x for the year ended March 25, 1997, and the deficiency (pro forma) for the year ended March 26, 1996 would be approximately $21.6 million.

(2) As a result of the historical loss incurred and incremental pro forma adjustments to represent Earthgrains as an independent company for this period, earnings were less than fixed charges for the year ended March 26, 1996. The coverage deficiency was approximately $40.0 million.


                                   STOCK SPLIT

     A two-for-one split of our common stock was effective on July 20, 1998. The following table shows certain information which has been restated to show the effect of the stock split:
                                                        For the Years Ended
 (In millions, except per share information)     March 31, 1998  March 25, 1997
                                                 --------------- ---------------
Earnings per share
Basic
  Earnings before cumulative effect of change
   in accounting principle ......................    $ 0.93          $ 0.40
  Cumulative effect of accounting change ........      0.04               -
  Net earnings per share ........................    $ 0.89          $ 0.40
  Weighted average shares outstanding ...........      40.7            40.6
Diluted
  Earnings before cumulative effect of change
   in accounting principle ......................    $ 0.89          $ 0.39
  Cumulative effect of accounting change ........       .04               -
  Net earnings per share ........................    $ 0.85          $ 0.39
  Weighted average shares outstanding ...........      42.5            41.3


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

                              PLAN OF DISTRIBUTION

     We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Debt Securities offered by the Prospectus Supplement.

     We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the Prospectus Supplement.

     We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the 1933 Act.

     We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the Prospectus Supplement.

     In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     Each series of Debt Securities offered will be a new issue of securities and will have no established trading market. The Debt Securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any Debt Securities offered.

                                  LEGAL OPINION

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended March 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



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